Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports second quarter 2024 results

•Consolidated adjusted EBITDA1 growth of 2.0% in Q2, delivering 1.3 percentage-point increase in adjusted EBITDA margin2 to 44.9% on 3.3% lower operating costs
•Net earnings of $604 million, up 52.1%, with net earnings attributable to common shareholders of $537 million, up 63.2% or $0.59 per common share; adjusted net earnings1 of $712 million yielded adjusted EPS1 of $0.78, down 1.3%
•Free cash flow1 increased 8.0% to $1,097 million; cash flows from operating activities down 9.6% to $2,137 million
•131,043 total mobile phone net activations3, up 4.4%, including highest quarterly prepaid net activations in almost two years of 52,543, up 269%; 87,917 mobile connected device net activations, up 10.5%
•Canada’s fastest 5G+ network4 now even faster with deployment of 3800 MHz spectrum in select areas of GTA, enabling speeds of up to 4 Gbps
•23,841 total retail Internet net subscriber activations3 – second best Q2 result since 2007 – drove 3% Internet revenue growth and 23% higher mobility and Internet service bundle sales
•Bell Media digital revenue5 up 23% as digital platforms and advertising technology drove strong growth; first quarter of total media revenue and adjusted EBITDA growth since Q2 2022
•Reconfirming all 2024 financial guidance targets

MONTRÉAL, August 1, 2024 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2024.

“Bell’s Q2 results reflect the Bell team’s disciplined execution and continued ability to navigate an evolving marketplace,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“The superiority and speeds of our fibre network are continuing to drive new Internet subscriber growth, with our highest Q2 consumer retail Internet net additions in 17 years and an 18% year-over-year increase in households subscribing to Internet and mobility service bundles where we have fibre. In the highly-competitive wireless environment, we’re striking the right balance between subscriber growth and profitability, and our promotional discipline is delivering new subscribers focused on higher-value connections. Total postpaid and prepaid mobile phone net additions were up 4.4% in Q2 to 131,043 and we see potential for continued growth given Canada’s population expansion.

We’re also making strides in our transformation from a telco to a tech services and digital media leader. Our expanding capabilities in cloud services, security and managed automation drove strong business solutions services revenue growth of 22% this quarter, and we’re seeing momentum in 5G and IoT B2B solutions with mobile connected device net activations up 10.5% over 2023. On the Bell Media front, our advanced advertising solutions for clients drove a 35% increase in digital advertising revenue.

With additional transformational investments and transactions this quarter, including the acquisitions of Stratejm and CloudKettle, the expansion of our strategic collaboration with ServiceNow, investments in AI throughout our business, and the announcement of our intent to sell Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, Northwest Territories and Nunavut, we have a clear strategic vision and path forward for continued execution excellence heading into the back half of the year.”
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.
4 Based on a third-party score (Global Wireless Solutions OneScore) calculated using Bell wireless 5G and 5G+ network testing in Canada against other national wireless networks from April 2023 to June 2024.
5 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

KEY BUSINESS DEVELOPMENTS

Advancing economic reconciliation through a transformative partnership
•Bell entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for the sale of Northwestel, for up to $1 billion, subject to adjustments. The transaction will advance economic reconciliation through Indigenous ownership of telecommunications infrastructure in the North. Closing of the transaction is subject to certain closing conditions, including securing financing by Sixty North Unity, the completion of confirmatory due diligence, and receipt of the Competition Bureau’s approval, and, as such, there can be no assurances that the proposed transaction will ultimately be consummated.

5G+ leadership and the fastest Internet speeds
•Bell deployed 3800 MHz spectrum in select areas of Toronto and Kitchener-Waterloo making Canada's fastest 5G+ network even faster.
•For the second year in a row, Bell was named fastest Internet and fastest Wi-Fi in the Ookla Q1-Q2 2024 Speedtest Awards report6, maintaining its position as Canada’s most awarded Internet service provider7.

Driving growth through acquisitions
•Bell Media completed the previously announced acquisition of OUTFRONT Media Inc.’s Canadian out-of-home (OOH) media business, OUTEDGE Media Canada, to support Bell Media’s digital media strategy and deliver multi-channel marketing solutions across Canada.
•Bell announced the acquisition of Canadian tech services companies Stratejm and CloudKettle Inc., enhancing in-house expertise in managed cybersecurity and Salesforce digital workflow services, and strengthening end-to-end AI-powered support for enterprise customers.

Innovative partnerships to deliver for our customers
•Bell expanded its multi-year strategic agreement with ServiceNow to develop new capabilities within its telecommunications service experience for businesses while accelerating Bell’s own digital transformation from a telco to a tech services and digital media leader. Bell is one of ServiceNow’s largest communications customers with a first-of-its-kind collaboration in Canada.
•Bell announced a three-year partnership with world-leading AI research institute, Mila, to develop AI solutions and cultivate a vibrant AI ecosystem within Québec and across Canada.

Delivering the most compelling content
•At Upfront and Futur 2024, Bell Media announced its 2024-2025 slate of original content, including 36 new English and French original programs with 62 previously announced titles, for a total of 98, with additional programs set to be announced in the coming months.
•Bell Media announced new FAST channel platform partners, Plex and The Roku Channel, which will soon air Bell Media’s 10 FAST channels.
•An average of 1.48 million people tuned in to watch the Formula 1 Canadian Grand Prix 2024 on TSN, RDS, CTV and Noovo, marking it as the highest F1 audience on record.
•A total of 18.7 million people tuned in for coverage of the CONMEBOL Copa América 2024 and UEFA EURO 2024 across TSN, RDS and CTV.

Advanced advertising solutions
•Bell Media announced the launch of Bell Ads for Business, an advertising platform that allows businesses across Canada to take advantage of the unique and easy-to-use capabilities of the Bell demand-side platform and target intended audiences.
•Bell Media becomes the strategic Canadian partner of TikTok Pulse Premiere in Canada, an advertising solution that gives advertisers the control and predictability to choose where their ads are placed, adjacent to select publisher content on the For You feed, including adjacency for Bell Media TikTok content.
•Bell Media is the exclusive Canadian sales partner of Dotdash Meredith, America’s largest digital publisher, expanding premium digital advertising in Canada.

Championing the customer experience
•Bell and Best Buy Canada opened the first 24 Best Buy Express stores in locations across British Columbia, Alberta, Ontario and Québec.
•Bell introduced the Bell Business Wi-Fi App for customers, delivering a next-level Wi-Fi experience for small businesses in Ontario and Québec.

Bell for Better
•Bell’s ESG objectives, sustainable investments and diversity and equity initiatives helped Bell become the top-rated telecommunications company and ranked 19th overall on the Corporate Knights Best 50 Corporate Citizens8 list for 2024.
•Scarborough Health Network (SHN) opened the new Bell Seniors’ Mental Health Clinic on June 20 as part of SHN’s Community Mental Health Centre that was entirely funded by donors – including a $1 million commitment from Bell that was initiated in 2020 and will be gifted in full by 2025.
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6 Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data of fixed and Wi-Fi nationally aggregated Speed Score results for Q1-Q2 2023 and Q1-Q2 2024. Ookla compared 21,155,301 user-initiated tests that are taken on various Speedtest applications connected to a fixed network, including tests taken on mobile phones over a Wi-Fi connection.
7 Most awarded Internet based on Bell competitive analysis. Bell awards include Ookla Q1-Q2 2024 Speedtest Awards and BrandSpark Most Trusted ISP. BrandSpark is a research and consulting firm. Winners were determined by a national survey of 25,161 Canadian shoppers who gave their top-of-mind, unaided answers to which brands they trust most and why in categories they have recently shopped.
8 According to Corporate Knights Inc. The annual ranking was released on June 26, 2024 and is based on a set of 25 ESG indicators that compares Canadian-headquartered privately held companies and Canadian Crown corporations with at least $1 billion annual revenue, Canadian listed companies with more than $1 billion annual revenue, companies included in S&P / TSX Renewable Entergy and Clean Technology Index (all revenues), top 10 largest Canadian cooperative organizations by revenue, top 10 credit unions by assets under management and those with at least 100,000 members and all 2023 Best 50 companies. All companies are scored on up to 25 key performance indicators covering resource management, employee management, sustainable revenue and sustainable investment and supplier performance in comparison to their peer group, with 50% of each company’s score assigned to sustainable revenue and sustainable investment.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2024	Q2 2023	% change
BCE
Operating revenues	6,005	6,066	(1.0%)
Net earnings	604	397	52.1%
Net earnings attributable to common shareholders	537	329	63.2%
Adjusted net earnings	712	722	(1.4%)
Adjusted EBITDA	2,697	2,645	2.0%
Net earnings per common share (EPS)	0.59	0.37	59.5%
Adjusted EPS	0.78	0.79	(1.3%)
Cash flows from operating activities	2,137	2,365	(9.6%)
Capital expenditures	(978)	(1,307)	25.2%
Free cash flow	1,097	1,016	8.0%

“BCE’s Q2 financial results demonstrate our focused execution, agility and effective cost management in a highly competitive marketplace,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

“Adjusted EBITDA grew 2.0%, with a 3.3% reduction in operating costs this quarter, demonstrating our disciplined focus on driving costs out of the business. We also saw a return to positive service revenue growth in Q2, which is a direct reflection of the superiority of fibre and our premium brand wireless strategy, continued strength in enterprise business solutions with revenue up 22% over last year, and our pivot to digital media at scale. In fact, Bell Media digital revenue was up 23%, contributing to our first quarter of total media revenue and adjusted EBITDA growth since Q2 2022.

With a continued focus on profitable, margin-accretive subscriber growth, cost efficiency initiatives, and our agility in navigating competitive pressures, we remain confident in our ability to deliver on our financial guidance targets for 2024.”

•BCE operating revenues were $6,005 million in Q2, down 1.0% compared to Q2 2023, due to an 8.7% decrease in product revenue to $697 million. Service revenue was essentially stable, up 0.1% to $5,308 million, as growth at Bell Media was mostly offset by a year-over-year decline at Bell Communication and Technology Services (Bell CTS).
•Net earnings increased 52.1% to $604 million and net earnings attributable to common shareholders totalled $537 million, or $0.59 per share, up 63.2% and 59.5% respectively. The year-over-year increases were due to lower other expense, reflecting a higher non-cash loss recorded in Q2 2023 on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, lower severance, acquisition and other costs, higher adjusted EBITDA and lower income taxes. These factors were partly offset by higher interest expense, higher asset impairment charges related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy, and increased depreciation and amortization expense. Adjusted net earnings were down 1.4% to $712 million, resulting in a 1.3% decrease in adjusted EPS to $0.78.
•Adjusted EBITDA grew 2.0% to $2,697 million, reflecting increases of 2.0% at Bell CTS and 1.9% at Bell Media. BCE’s consolidated adjusted EBITDA margin increased 1.3 percentage points to 44.9% from 43.6% in Q2 2023. This result was driven by a 3.3% reduction in operating costs reflecting workforce restructuring initiatives undertaken over the past year, lower cost of goods sold from decreased sales of low-margin products in the quarter, as well as technology and automation-enabled operating efficiencies across the organization.
•BCE capital expenditures were $978 million, down 25.2% from $1,307 million last year, corresponding to a capital intensity9 of 16.3%, compared to 21.5% in Q2 2023. The year-over-year decrease is consistent with a planned reduction in capital spending and slowdown in our pure fibre build.
•BCE cash flows from operating activities were $2,137 million, down 9.6% from Q2 2023, mainly due to higher interest paid, higher severance and other costs paid, and lower cash from working capital due in part to timing of supplier payments, partly offset by decreased cash taxes due mainly to the timing of tax instalment payments and higher adjusted EBITDA.
•Free cash flow increased 8.0% to $1,097 million from $1,016 million in Q2 2023, driven by lower capital expenditures, despite decreased cash flows from operating activities excluding acquisition and other costs paid.
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9 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services10 (Bell CTS)
•Total Bell CTS operating revenues in Q2 2024 decreased 1.3% to $5,283 million compared to Q2 2023, due mainly to lower product revenue as service revenue was essentially stable.
•Product revenue decreased 8.7% to $697 million, due to a reduction in consumer electronics revenue from The Source attributable mainly to store closures as part of our strategic distribution partnership with Best Buy Canada as well as reduced store traffic, lower mobile device contracted sales transaction volumes given a greater sales mix of bring-your-own device customer activations, and lower telecom data equipment sales to large business customers, reflecting the normalization of sales volumes compared to exceptionally strong growth in Q2 2023 from the recovery in global supply chain disruptions.
•Service revenue was down 0.1% to $4,586 million, reflecting ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential home services compared to Q2 last year, and lower mobile phone blended average revenue per user (ARPU)11. These factors were mostly offset by ongoing expansion of our mobile phone, mobile connected device and retail Internet and IPTV subscriber bases, increased sales of business solutions services to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including FX Innovation.
•Bell CTS adjusted EBITDA grew 2.0% to $2,479 million, yielding a 1.5 percentage-point margin increase to 46.9% from 45.4% in Q2 2023. This was driven by a 4.1% reduction in operating costs reflecting workforce reduction initiatives undertaken over the past year, lower cost of goods sold from decreased sales of low-margin products in the quarter, as well as technology and automation-enabled operating efficiencies across the organization.
•Bell added 131,043 total net new postpaid and prepaid mobile phone subscribers12, 4.4% higher than 125,539 in Q2 2023.
•Postpaid mobile phone net subscriber activations totaled 78,500, down 29.5% from 111,282 in Q2 2023; Q2 2023 being our best result in 18 years. The decrease was due to higher mobile phone postpaid customer churn12, which increased to 1.18% from 0.94% in Q2 2023, reflecting greater competitive market activity and promotional offer intensity compared to last year. This was partly offset by 11.9% higher gross subscriber activations, driven by population growth, continued 5G and multi-product bundling momentum and targeted promotions.
•Bell’s prepaid mobile phone net subscriber activations were 52,543, up from 14,257 in Q2 2023. The year-over-year increase was the result of 19.9% growth in gross activations, driven by expanded retail distribution and effective Lucky Mobile marketing initiatives, as well as a lower customer churn rate which improved 8 basis points to 4.60%.
•Bell’s mobile phone customer base totalled 10,337,495 at the end of Q2 2024, a 3.1% increase over last year, comprised of 9,440,775 postpaid subscribers, up 3.2%, and 896,720 prepaid customers, up 2.3%.
•Mobile phone blended ARPU was down 1.9% to $58.04 from $59.16 in Q2 2023, reflecting sustained competitive pressures on base rate plan pricing, which have intensified over the past year, and lower overage revenue from customers subscribing to unlimited and larger capacity data plans.
•Mobile connected device net activations increased 10.5% to 87,917 from 79,537 in Q2 2023, driven by strong demand for Bell IoT services, including business solutions and connected car subscriptions. At the end of Q2 2024, mobile connected device subscribers12 totalled 2,886,871, an increase of 11.5% over last year.
•Bell added 23,841 total new net retail Internet subscribers12, representing our second-best Q2 result since 2007 after Q2 2023, reflecting continued strong demand for Bell’s fibre services and bundled offerings with mobile service. However, this result was down 4.4% from 24,934 in Q2 2023, due to less new fibre footprint expansion compared to last year, lower small business customer demand and higher customer deactivations attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services. Retail Internet subscribers totalled 4,520,553 at the end of Q213, a 4.2% increase from last year.
•Bell’s retail IPTV customer base decreased by 1,313 net subscribers, compared to a net gain of 11,506 in Q2 2023. The year-over-year decrease was due mainly to lower gross activations on our Fibe TV streaming service. Bell served 2,124,200 retail IPTV subscribers13 at the end of Q2, a 5.6% increase over last year. In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming service to that of our standalone Fibe TV service.

•Retail residential NAS12 net losses were 53,250 compared to 49,608 in Q2 2023. The higher year-over-year net losses reflect ongoing substitution to wireless and Internet-based services. Bell’s retail residential NAS customer base13 totalled 1,924,456 at the end of Q2 2024, down 8.4% from last year.
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10 As of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.
11 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU. In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.
12 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
13 In Q2 2023, Bell’s retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers respectively, as a result of small acquisitions. In Q1 2024, Bell’s retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. In addition, in Q1 2024, we removed 11,645 turbo hub subscribers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint.

Bell Media
•Bell Media operating revenue was up 0.9% to $812 million in Q2 2024 compared to Q2 2023. This was driven by 1.9% higher advertising revenue, reflecting stronger year-over-year TV sports specialty performance, higher digital advertising revenue and the financial contribution from the acquisition of OUTEDGE Media Canada completed on June 7, 2024. Formula 1 Canadian Grand Prix growth and higher international sales of Bell Media content also contributed to higher total media revenue this quarter.
•Total digital revenues grew 23%, the result of strong growth in digital advertising that was fuelled by Bell Media’s programmatic advertising marketplace as well as continued Crave and sports direct-to-consumer streaming subscriber growth. The increase in digital advertising revenue reflects growing customer usage of our expanded strategic audience management (SAM) TV sales tool, which drove a significant increase in advertising bookings this quarter, as well as growth in ad-supported subscription tiers on Crave and Addressable TV. Crave direct-to-consumer streaming subscribers grew 21%, while sports direct-to-consumer streaming subscribers more than doubled over last year, benefitting from premium, live sports content including UEFA EURO 2024 and CONMEBOL Copa América 2024.
•Adjusted EBITDA in Q2 2024 was up 1.9% to $218 million compared to Q2 2023, delivering a 0.2 percentage-point increase in margin to 26.8% on the flow-through of higher operating revenue. Operating costs were essentially stable compared to last year, increasing by 0.5%, as higher content costs were mostly offset by restructuring initiatives undertaken over the past year.
•CTV remained Canada's most-watched English-language conventional network for a 23rd consecutive year, leading in primetime with total viewers and in all key demographics for the 2023/2024 season to date.
•Bell Media was ranked number one in full-day viewership for all French-language entertainment specialty and pay channels. Noovo had the largest full-day growth in Q2 2024 among A25-54 (+8% YoY audience) for French-language conventional TV.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.9975 per common share, payable on October 15, 2024 to shareholders of record at the close of business on September 16, 2024.

OUTLOOK FOR 2024
BCE confirmed its financial guidance targets for 2024, as provided on February 8, 2024, as follows:

	2023 Results	2024 Guidance
Revenue growth	2.1%	0% to 4%
Adjusted EBITDA growth	2.1%	1.5% to 4.5%
Capital intensity	18.6%	Below 16.5%
Adjusted EPS growth	(4.2%)	(7%) to (2%)
Free cash flow growth	2.5%	(11%) to (3%)
Annualized common dividend per share	$3.87	$3.99

Directly as a result of federal government policies, we plan a significant reduction in 2024 capital expenditures that will lead to a slowdown in our pure fibre build and lower spending in highly-regulated businesses. We expect increased interest expense, higher depreciation and amortization expense, and lower gains on sale of real estate to drive lower adjusted EPS in 2024. For 2024, we also expect higher severance payments related to workforce restructuring initiatives, higher interest paid and lower cash from working capital to drive lower free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2024 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q2 2024 results on Thursday, August 1 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on September 1, 2024 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 4867347#. A live audio webcast of the conference call will be available on BCE's website at BCE Q2-2024 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES
BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures
A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI).

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q2 2024	Q2 2023
Net earnings attributable to common shareholders	537	329
Reconciling items:
Severance, acquisition and other costs	22	100
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	23	(1)
Net equity losses on investments in associates and joint ventures	93	377
Net losses (gains) on investments	2	(79)
Early debt redemption costs	-	1
Impairment of assets	60	-
Income taxes for above reconciling items	(25)	(5)
NCI for the above reconciling items	-	-
Adjusted net earnings	712	722

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2024	Q2 2023
Cash flows from operating activities	2,137	2,365
Capital expenditures	(978)	(1,307)
Cash dividends paid on preferred shares	(45)	(46)
Cash dividends paid by subsidiaries to NCI	(28)	(1)
Acquisition and other costs paid	11	5
Free cash flow	1,097	1,016

Non-GAAP Ratios
A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures
A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable IFRS financial measure is net earnings.

The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q2 2024	Q2 2023
Net earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans Impairment of assets Other expense Income taxes	604 22 945 325 426 (17) 60 101 231	397 100 936 296 359 (27) - 311 273
Adjusted EBITDA	2,697	2,645

Supplementary Financial Measures
Supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada’s largest communications company14, providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
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14 Based on total revenue and total combined customer connections.

Media inquiries:
Ellen Murphy
media@bell.ca

Investor inquiries:
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2024 annualized common share dividend, the potential for continued growth in mobile phone net additions due to population expansion, the proposed disposition of Northwestel and certain benefits expected to result from such transaction, BCE’s network deployment plans and related planned capital expenditures, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 1, 2024 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 1, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.2% in 2024, representing a decrease from the earlier estimate of 1.5%
•Easing consumer price index (CPI) inflation as monetary policy works to reduce inflationary pressures
•Easing labour market conditions
•Growth in consumer spending as lower interest rates ease debt payments
•Business investment growth underpinned by easing financial conditions and the overall growth of the economy
•Interest rates expected to remain at or near current levels
•Population growth resulting from immigration
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional broadcast TV and radio advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace remains limited
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:
•Increase our market share of national operators’ wireless mobile phone net additions
•Increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•In the BCE 2023 Annual MD&A, we disclosed our assumption of moderating growth in mobile phone blended ARPU. We are now assuming declining mobile phone blended ARPU, due to a higher-than-anticipated level of competitive pricing pressure which intensified progressively in the first quarter of 2024, that has carried over from the seasonally more intense Q4 2023 selling period.
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Improving wireless handset device availability in addition to stable device pricing and margins
•Further deployment of direct fibre to more homes and businesses within our wireline footprint, but at a slower pace than during any of 2020 to 2023
•Continued growth in retail Internet and IPTV subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility and Internet customers
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
•Increasing customer adoption of OTT services resulting in downsizing of TV packages
•Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform buying platforms, expansion of Addressable TV, as well as DTC subscriber growth, contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media costs to secure quality content

•Continued scaling of Crave through optimized content offering, user experience improvements and expanded distribution
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2024:
•An estimated post-employment benefit plans service cost of approximately $215 million
•An estimated net return on post-employment benefit plans of approximately $70 million
•Depreciation and amortization expense of approximately $5,050 million to $6,000 million
•Interest expense of approximately $1,700 million to $1,750 million
•Interest paid of approximately $1,750 million to $1,800 million
•An average effective tax rate of approximately 25%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $55 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 912 million
•An annual common share dividend of $3.99 per share

Assumptions underlying expected continuing contribution holiday in 2024 in the majority of our pension plans
We have made the following principal assumptions underlying the expected continuing contribution holiday in 2024 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on August 1, 2024, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2024 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2024 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, elevated inflation, high interest rates and financial and capital market volatility, and the resulting negative impact on business and customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to transition from a traditional telecommunications company to a tech services and digital media company and meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective data governance framework; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared or the dividend on common shares will be increased by BCE’s board of directors; the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement sufficient corporate governance practices; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas emissions reduction and diversity, equity, inclusion and belonging; and the completion of the proposed disposition of Northwestel is subject to closing conditions, including the purchaser securing financing, the completion of confirmatory due diligence, and the receipt of the Competition Bureau’s approval and, as such, there can be no assurances that the proposed disposition will ultimately be consummated or that it will be consummated on the terms and conditions currently contemplated.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2023 Annual MD&A dated March 7, 2024 and BCE’s 2024 First and Second Quarter MD&As dated May 1, 2024 and July 31, 2024, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.